EXHIBIT 5.1

iSecureTrac Corp.
3345 No. 107th Street
Omaha, Nebraska 68134

Re:  iSecureTrac Corp. Registration Statement for Offering of 1,000,000 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, of 1,000,000 shares of Common Stock under the Company's 2001 Omnibus Equity Incentive Plan (the "Plan"). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company's Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

/s/ Erickson & Sederstrom, P.C. Erickson & Sederstrom, P.C. Omaha, Nebraska

June 27, 2001